January 27, 2023

AlphaCentric Prime Meridian Income Fund 36 North New York Avenue Huntington, NY 11743

Re: AlphaCentric Prime Meridian Income Fund, File Nos. 333-216033 and 811-23230

Dear Gentlemen:

This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 13 to the Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “Registration Statement”), of the AlphaCentric Prime Meridian Income Fund (the “Fund”), File Number 811-23230.

We have examined a copy of the Fund’s Agreement and Declaration of Trust, the Fund’s By-laws, the Fund's record of the various actions by the Trustees thereof, and all such agreements, certificates of public officials, certificates of officers and representatives of the Fund and others, and such other documents, papers, statutes and authorities as we deem necessary to form the basis of the opinion hereinafter expressed. We have assumed the genuineness of the signatures and the conformity to original documents of the copies of such documents supplied to us as copies thereof.

Based upon the foregoing, we are of the opinion that, for purposes of applicable federal and state securities laws, the shares of the Fund, if issued in accordance with the current Prospectus and Statement of Additional Information the Fund, are legally issued, fully paid and non-assessable.

We hereby give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement. This opinion may not be filed with any subsequent amendment, or incorporated by reference into a subsequent amendment, without our prior written consent. This opinion is prepared for the Fund and its shareholders, and may not be relied upon by any other person or organization without our prior written approval.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP

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